Invest as soon as you can. Spread the word Nov 14th!


Magnolia Fund
We Just Launched!
Our Community Round
is Live on Wefunder
Invest, share & spark the future of
wealth creation in the East End.
WEFUNDER

,

We just launched the first fund dedicated to the economic growth of the East End.

What's truly unique, is that it's owned by a majority locals and is open to anyone. This gives residents, business owners and people with a passion for local economic development, an ownership stake in the East End.

Invest in Magnolia Fund - live on Wefunder!

We're launching a **community kitchen**, run by **experts in the culinary arts**, funded and **owned by locals** just like you. Invest here.

See here for important legal disclosures


Buy the Block, Build a Kitchen
We're launching a **community kitchen**, run by experts in the culinary arts, funded and **owned by locals** just like you.

Help Spread the Word!

Today, November 14th, Between 7am and 1pm CST, we're organizing a social media thunderclap. Your likes and shares will help us create a wave of support. See how here.

RSVP to the Launch Party

We'll have the doors open for you. Come out to our property tonight November 14th, 5-8pm. Enjoy food, drinks and a special panel discussion with local food makers!

RSVP Here

We can't wait to see what the future holds, so we shall build it in the East End.



Sincerely,
Erik Ibarra, Co-Founder
Magnolia Fund

Magnolia Fund


Magnolia.Fund
It's Your Neighborhood, Own it.
We Just Launched!
Our Community Round
is Live on Wefunder
Invest, share & spark the future of
wealth creation in the East End.
WEFUNDER

magnolia.fund
Magnolia Park

magnolia.fund It took a ton of love and support to get here, but @magnolia.fund is finally open to anyone to invest in the future of economic development in the #EastEnd!
See link in bio ⬆️ for important disclosures.
📣 Invest and share - We're launching a community kitchen, run by experts in the culinary arts, funded and owned by locals just like you!
#eastend #magnoliapark #htown #invest #local #community #ownership #equity

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